EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Astronics Corporation 2017 Long Term Incentive Plan of our report dated February 23, 2017, except for Note 19, as to which the date is August 31, 2017, with respect to the consolidated financial statements and schedule of Astronics Corporation, and our report dated February 23, 2017, except for the effect of the material weaknesses described in the sixth paragraph of that report, as to which the date is August 31, 2017, with respect to the effectiveness of internal control over financial reporting of Astronics Corporation included in Amendment No. 1 to its Annual Report (Form 10-K/A) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York
December 12, 2017